As filed with the Securities and Exchange Commission on August 20, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares representing Ordinary Participation Certificates representing

Financial interests in shares of Common Stock

of

EMPRESAS ICA, S.A.B. DE C.V.

(F/K/A EMPRESAS ICA, S.A. DE C.V.)

(Exact name of issuer of deposited securities as specified in its charter)

THE ICA COMPANY

 (Translation of issuer's name into English)

MEXICO

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Ordinary Participation Certificates representing financial interests in shares of common stock of Empresas ICA, S.A.B. de C.V.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$153.50
Ordinary Participation Certificates representing financial interests in shares of common stock of Empresas ICA, S.A.B. de C.V.	400,000,000 Ordinary Participation Certificates	$0	$0	$0[2]

1  For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2  Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of Ordinary Participation Certificates.

__________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-7064).

EMM-814434_14

- # -

The prospectus consists of the proposed form of American Depositary Receipt ("American Depositary Receipt" or "Receipt") included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement.

- # -

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet - Deposit Agreement

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Face of Receipt, Introductory

Paragraph, bottom

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Paragraphs number 10, 11, 15, and

the deposited securities

24

(iii)

The collection and distribution of

Paragraphs number 4, 9, 10 and 24

dividends

(iv)

The transmission of notices, reports

Paragraphs number 10, 11, 13 and 24

and proxy soliciting material

(v)

The sale or exercise of rights

Paragraphs number 3, 9, 10 and 24

(vi)

The deposit or sale of securities

Paragraphs number 3, 9, 10 and 24

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Paragraphs number 17, 18 and 24

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Paragraphs number 13 and 24

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Paragraphs number 2, 3, 4, 6, and 24

or withdraw the underlying securities

(x)

Limitation upon the liability

Paragraphs number 9, 15, 16, 18 and

of the depositary

24

3.

Fees and Charges

Paragraphs number 3, 6, and 24

Cross Reference Sheet - CPO Trust

Information about the CPO Trust required pursuant to Item 1 of Form F-6 is set forth on the Receipt, Paragraph number 24.

Item - 2.

Available Information

Public reports furnished by issuer

Paragraphs number 13 and 23

- # -

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1)

Form of Deposit Agreement, as amended and restated as of __________, 2007, among Empresas ICA, S.A.B. de C.V., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

a(2)

Trust Agreement dated May 28, 1997 between Empresas ICA Sociedad Controladora, S.A. de C.V., as Settlor, and Banco Nacional de México, S.A., Institucion de Banca Multiple, Integrante del Grupo Financiero Banamex, as CPO Trustee, and acknowledged by HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, as Common Representative, along with an English translation thereto. – Incorporated by reference to Exhibit A-2 to Pre-Effective Amendment No. 1 to the Form F-6 Registration Statement, File No. 333-7064.

b(1)

Form of Pre-Release Letter. – Incorporated by reference to Exhibit B1 to Form F-6 Registration Statement, File No. 333-7064.

b(2)

CPO Deeds and amendment thereto, along with English translations thereto.  – Incorporated by reference to Exhibit B2 to Pre-Effective Amendment No. 1 to the Form F-6 Registration Statement, File No. 333-7064.

b(3)

Substitution of CPO Trustee Agreement, along with English translations thereto. – Incorporated by reference to Exhibit B3 to Pre-Effective Amendment No. 1 to the Form F-6 Registration Statement, File No. 333-7064.

b(4)

CPO trust deed dated May 31, 2004, along with English translation thereof. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

d(1)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.1.

d(2)

Opinion of Counsel for the CPO Trustee.  - Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466 – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 20, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Participation Certificates, each Ordinary Participation Certificate representing a financial interest in one share of common stock, without par value, of Empresas ICA, S.A.B. de C.V.

By:

The Bank of New York,

  As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:  Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, Banco Nacional de México, S.A., Institucion de Banca Multiple, Integrante del Grupo Financiero Banamex (formerly Banco Nacional de México, S.A., Institucion de Banca Múltiple, Grupo Financiero Banamex  Accival, División Fiduciaria), acting as Trustee of the Trust Agreement, created on May 28, 1997, between Empresas ICA Sociedad Controladora, S.A. de C.V. (now known as Empresas Ica, S.A.B. de C.V.), as Settlor, and Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex (formerly Banco Nacional de México, S.A., Institucion de Banca Múltiple, Grupo Financiero Banamex  Accival, División Fiduciaria), as CPO Trustee, and acknowledged by HSBC México, S.A., Institucion de Banca Múltiple, Grupo Financiero HSBC (formerly Banco Internacional, S.A., Institución de Banca Multiple, Grupo Financiero Bital), as Common Representative, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in México City, México, on  August 20, 2007.

By:

Banco Nacional de México, S.A., Institucion de Banca Multiple, Integrante del Grupo Financiero Banamex, as CPO Trustee

By:  /s/ Gabriel Uribe Corona

     Name:  Gabriel Uribe Corona

     Title:    Trust Delegate

By:  /s/ Manuela E. Arrieta Barraza

     Name:   Manuela E. Arrieta Barraza

     Title:     Trust Delegate

- # -

Pursuant to the requirements of the Securities Act of 1933, Empresas ICA, S.A.B. de C.V. certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in  Mexico City, Mexico on   August 20, 2007.

EMPRESAS ICA, S.AB. DE C.V.

By:  /s/ Jose Luis Gueriero Alvarez

Name:  Jose Luis Gueriero Alvarez

Title:    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated August 20, 2007.

/s/ Bernardo Quintana I. Name: Bernardo Quintana I. Director	/s/ Alberto Escofet Artigas Name: Alberto Escofet Artigas Director
_________________________ Name: Jorge Borja Navarrete Director	/s/ Luis Fernando Zarate Rocha Name: Luis Fernando Zarate Rocha Director
/s/ Jose Luis Guerrero Alvarez Name: Jose Luis Guerrero Alvarez Director	/s/ Luis Rubio Freidberg Name: Luis Rubio Freidberg Director
_________________________ Name: Francisco Javier Garza Zambrano Director	/s/ Jorge Aguirre Quintana Name: Jorge Aguirre Quintana Director
/s/ Sergio F. Montaño Leon Name: Sergio F. Montaño Leon Director	/s/ Juan Claudio Salles Manuel Name: Juan Claudio Salles Manuel Director
/s/ Emilio Carrilo Gamboa Name: Emilio Carrilo Gamboa Director	/s/ Esteban Malpica Fomperosa Name: Esteban Malpica Fomperosa Director
/s/ Guillermo Javier Haro Belchez Name: Guillermo Javier Haro Belchez Director	/s/ Fernando Ruíz Sahagún Name: Fernando Ruíz Sahagún Director
/s/ Angeles Espinoza Yslesias Name: Angeles Espinoza Yslesias Director	/s/ Ulises Vidal Cordoba Name: Ulises Vidal Cordoba Authorized U.S. Representative
________________________ Name: Elmer Franco Macias Director	/s/ Sergio F. Montaño Leon Name: Sergio F. Montaño Leon Principal Accounting Officer
/s/ Alberto Mulas Alonso Name: Alberto Mulas Alonso Director	/s/ Dr. José Luis Guerrero Name: Dr. José Luis Guerrero Principal Executive Officer
/s/ Arturo Olvera Vega Name: Arturo Olvera Vega Director	/s/ Alonso Quintana Name: Alonso Quintana Principal Financial and Accounting Officer

- # -

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

  1

Form of Deposit Agreement, as amended and restated as of _________, 2007, among Empresas ICA, S.A.B. de C.V., The Bank of New York as Depositary, and all holders from time to time of American Depositary Shares issued thereunder.

  2

CPO trust deed dated May 31, 2004, along with an English translation thereof.

  4.1

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

  4.2

Opinion of counsel for the CPO Trustee.

- # -